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CUSIP No. 744290107                   13D                    Page 1 of 6 Pages
          ---------                                                   ---


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                 PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)


                                 ProxyMed, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                   744290107
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 17, 2001
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                  Page 1 of 6


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CUSIP No. 744290107                   13D                    Page 2 of 6 Pages
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-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Capital Venutures International
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)          / /

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               130,611
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  130,611**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  130,611
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  130,611**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     130,611
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     4.49%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

***Such amount reflects (i) 93,333 shares of the Company's Common Stock issuable upon conversion of shares of the Company's Series C 7% Convertible Preferred Stock (the "Series C Preferred Stock") beneficially owned by Capital Ventures International, and (ii) 37,278 shares of the Company's Common Stock beneficially owned directly by Capital Ventures International. Based upon information published by the Company, as of September 10, 2001, the number of shares of Common Stock outstanding for purposes of this calculation, in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, is 2,816,700. The number of shares of Common Stock outstanding and the number of shares of Common Stock beneficially owned by Capital Ventures International reflect the 1-for-15 reverse stock split effected by the Company on August 21, 2001.

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CUSIP No. 744290107                   13D                    Page 3 of 6 Pages
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-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Heights Capital Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)          / /

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  130,611**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  130,611**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     130,611
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     4.49%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

***Such amount reflects (i) 93,333 shares of the Company's Common Stock issuable upon conversion of shares of the Company's Series C 7% Convertible Preferred Stock (the "Series C Preferred Stock") beneficially owned by Capital Ventures International, and (ii) 37,278 shares of the Company's Common Stock beneficially owned directly by Capital Ventures International. Based upon information published by the Company, as of September 10, 2001, the number of shares of Common Stock outstanding for purposes of this calculation, in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, is 2,816,700. The number of shares of Common Stock outstanding and the number of shares of Common Stock beneficially owned by Capital Ventures International reflect the 1-for-15 reverse stock split effected by the Company on August 21, 2001.




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CUSIP No. 744290107                   13D                    Page 4 of 6 Pages
          ---------                                                   ---


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               Amendment No. 1 to
                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                 ProxyMed, Inc.

     This Statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D filed by Capital Ventures International ("CVI") and Heights Capital Management, Inc. ("Heights") on July 10, 2000 (the "Statement") with respect to the common stock, par value $.001 per share (the "Common Stock"), of ProxyMed, Inc. (the "Company").

     The Statement is hereby amended and supplemented, in part, as set forth below.

     Item 4 of the Statement is hereby supplemented by the insertion of the following at the end thereof:

          ITEM 4. PURPOSE OF TRANSACTION.

               On August 17, 2001, the Company completed an exchange of warrants issued to the original holders of the Series C Preferred Stock by issuing 15.7 million shares of the Company's Common Stock in exchange for 21.1 million outstanding warrants. In this transaction, CVI exchanged the 700,000 warrants owned by it for 525,000 shares of Common Stock. Under the terms of the exchange agreement between CVI and the Company, the Common Stock issued in connection with the exchange may not be sold, transferred or disposed of until February 15, 2002. On August 21, 2001, the Company completed a 1-for-15 reverse stock split of its Common Stock whereby each 15 shares of Common Stock were exchanged for 1 newly-issued share of Common Stock.

     Item 5 is hereby amended and restated in its entirety as follows:

           ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               As of the date hereof, CVI and Heights beneficially own (i) 93,333 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, and (ii) 37,278 shares of Common Stock. Accordingly, CVI and Heights beneficially own 130,611 shares, or 4.49% of the outstanding shares of Common Stock.

               To the best knowledge of CVI and Heights, other than CVI and Heights, none of the individuals and entities listed in Item 2 hereof beneficially owns any Common Stock.


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CUSIP No. 744290107                   13D                    Page 5 of 6 Pages
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               Set forth below is a description of transactions in the Common
          Stock that were effected by CVI during the past 60 days. All sales were effected in open market transactions and were shares received by CVI as payments of interest under the Series C Preferred Stock.


                                      Number of Shares
       Date                of Common Stock Acquired or (Sold)*           Price
      -------              -----------------------------------           -----
      7/17/01                            (2,254)                          0.98
      7/18/01                              (960)                          0.96
      7/20/01                            (3,720)                          0.93
      7/25/01                              (180)                          0.90
      8/02/01                            (5,100)                          0.85
      8/07/01                           525,000 (**)                       --
      8/20/01                            (3,330)                          0.79
      8/20/01                           (11,850)                          0.79

               (*) Does not reflect the 1-for-15 reverse stock split effected by the Company on August 21, 2001.

               (**) Shares issued in exchange for warrants.

               As a result of the matters described in Item 4 above, this Amendment No. 1 has been filed voluntarily to report that CVI and Heights no longer beneficially own more than five percent of the Company's Common Stock.

          ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A - Joint Filing Agreement



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CUSIP No. 744290107                   13D                    Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2001               CAPITAL VENTURES INTERNATIONAL

                                       By: Heights Capital Management, Inc.,
                                           pursuant to a Limited Power of
                                           Attorney, a copy of which was filed
                                           as Exhibit B to the original Schedule
                                           13D and which is hereby incorporated
                                           by reference.


                                           By: /s/ Andrew Frost
                                               ----------------------------
                                               Andrew Frost, President


                                       HEIGHTS CAPITAL MANAGEMENT, INC.


                                            By: /s/ Andrew Frost
                                                --------------------------
                                                Andrew Frost, President




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                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to shares of Common Stock of ProxyMed, Inc., dated June 28, 2000, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13(d)-1(k) under the Securities Exchange Act of 1934.

Date: July 7, 2000                     CAPITAL VENTURES INTERNATIONAL

                                       By: Heights Capital Management, Inc.,
                                           pursuant to a Limited Power of
                                           Attorney.


                                           By: /s/ Andrew Frost
                                               --------------------------
                                               Andrew Frost, President


Date: July 7, 2000                     HEIGHTS CAPITAL MANAGEMENT, INC.


                                            By: /s/ Andrew Frost
                                                -------------------------
                                                Andrew Frost, President